CERTAIN FORWARD-LOOKING INFORMATION

    This Joint Proxy Statement/Prospectus contains certain forward-looking information including information provided under the captions "-- Synergies from the Mergers," "-- Additional Operational Benefits," and "-- Enhancement of Financial Performance." The Private Securities Litigation Reform Act of 1995 provides a new "safe harbor" for forward-looking information to encourage companies to provide prospective information about their companies without fear of litigation so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. KCPL and UCU identify the following important factors which could cause KCPL's, UCU's and Maxim's actual results to differ materially from any such results which might be projected, forecast, estimated or budgeted by KCPL, UCU or Maxim in forward-looking information. All of such factors are difficult to predict and many of which are beyond the control of KCPL and UCU. Accordingly, while KCPL and UCU believe that the assumptions underlying the forward-looking information are reasonable for purposes of the development of estimates of revenue enhancements and cost savings, there can be no assurances that such assumptions will approximate actual experience or that all such revenue enhancements and cost savings will be realized, and in such event, actual results could differ materially from the predictions herein. These important factors include: (a) future economic conditions in the regional, national and international markets in which KCPL and UCU compete; (b) state, federal and foreign regulation, including limitations on the amount of synergies Maxim will be able to keep and possible additional reductions in regulated gas and electric rates; (c) weather conditions; (d) financial market conditions, including, but not limited to, changes in interest rates; (e) inflation rates;
(f) changing competition, including, but not limited to, the deregulation of the United States electric utility industry, and the entry of new competitors; (g) the ability to carry out marketing and sales plans; (h) the ability to eliminate duplicative administrative functions; (i) the ability to achieve generation planning goals and the occurrence of unplanned generation outages; (j) the ability to defer or eliminate certain capital investments which KCPL and UCU would have to make as separate companies; (k) the ability to enter new markets successfully and capitalize on growth opportunities in non-regulated businesses; and (l) adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters.

SYNERGIES FROM THE MERGERS

    KCPL and UCU have jointly identified a number of synergies related to the Mergers which their managements believe can be achieved. KCPL and UCU anticipate that a portion of these savings from regulated operations will be allocated to their ratepayers by state regulatory authorities in the various states in which Maxim will conduct business. The companies retained Ernst & Young in 1995 to assist in identifying, for their regulatory filings, the synergies relating to combining the regulated utility operations pursuant to the Original Merger. The Ernst & Young report, dated March 29, 1996, which identified potential synergies of $636 million, was filed with the FERC on March 29, 1996 and complies with the filing requirements of the FERC. The Ernst & Young synergies amount is consistent with the Joint Proxy Statement/Prospectus, dated April 4, 1996, relating to the Original Merger. In addition, the companies have identified other operational efficiencies in both regulated and non-regulated segments which are discussed below under the captions "-- Additional Operational Benefits" and "-- Enhancement of Financial Performance." This section and the sections captioned "-- Additional Operational Benefits" and "-- Enhancement of Financial Performance" include certain forward-looking information and should be read in conjunction with the "Certain Forward-Looking Information" section above.

                     SUMMARY OF KCPL/UCU SYNERGIES BY AREA

                                                            SAVINGS IN MILLIONS OF DOLLARS FOR EACH YEAR FOLLOWING THE
                                                                                      MERGERS
                                               FTES
MEGA PROCESS      PROCESS/FUNCTION          REDUCTIONS   1ST   2ND   3RD   4TH   5TH   6TH   7TH   8TH   9TH   10TH  TOTAL
                                            ALL YEARS                                                                (1)(3)
                                               (2)
Generate Energy   Fuel Procurement               1       0.2   0.3   0.4   0.4   0.4   0.4   0.4   0.4   0.4   0.5     3.8
                  System Generation             --       4.0   5.2   6.8   12.7  28.1  42.5  43.8  39.9  43.3  42.2  268.5
                  Generation Processes          41       2.2   3.7   4.0   4.3   4.5   4.6   4.7   4.8   5.0   5.1    42.9

Distribute and
Transport Energy  Transmission                  11       0.3   0.4   1.9   2.0   2.2   2.0   1.8   1.3   1.7   1.8    15.4
                  Distribution                  22       0.4   0.3   1.3   1.6   1.8   2.0   2.1   2.3   2.4   2.5    16.7

Serve Customers   Customer Service               8       (0.5) (0.2) 0.2   0.5   0.7   0.7   0.7   0.7   0.8   0.8     4.4

Purchasing/
Materials and     Purchasing & Materials
Facilities        Management                    35       0.9   3.5   4.1   4.5   5.0   5.5   6.0   6.5   7.1   7.7    50.8
                  Fleet & Facilities            --       1.8   2.6   3.1   2.5   3.1   3.1   3.2   3.3   3.5   3.6    29.8

Information
Technology        Enterprise Support             4       4.8   5.9   5.5   5.3   5.0   4.1   4.4   4.1   3.8   3.5    46.4
                  CIS                           10       2.0   2.7   3.3   1.6   1.5   1.3   1.2   1.0   0.9   0.7    16.2
                  Data Center
                  Consolidation                 19       0.0   1.4   3.3   3.6   3.8   3.9   4.0   4.2   4.3   4.5    33.0
                  Other IT Issues               12       0.5   0.9   0.7   1.2   1.4   1.5   1.7   1.8   1.8   1.8    13.3

Executive and
Administrative    Support Function
Support           Financial Labor               50       0.1   1.1   2.7   3.8   4.1   4.3   4.5   4.8   4.9   5.2    35.4
                  Support Function
                  Nonfinancial Labor            25       0.1   0.6   1.0   1.5   1.8   2.0   2.2   2.3   2.5   2.6    16.4
                  Support-Related
                  Financial Expenditures        --       1.7   2.0   2.3   2.4   2.5   2.6   2.7   2.8   2.9   3.0    24.9
                  Support-Related
                  Nonfinancial
                  Expenditures                  --       0.7   1.0   1.7   1.7   1.8   2.1   2.2   2.3   2.4   2.4    18.3
                  Total Synergies(1)(3)        238       19.2  31.3  42.3  49.6  67.7  82.6  85.6  82.4  87.7  87.9  636.3


     (1) Numbers may not add due to rounding
     (2) FTEs mean Full-Time Equivalent employees
     (3) Excludes transaction costs

MATERIAL ASSUMPTIONS UNDERLYING COST SAVINGS FROM SYNERGIES

    The material assumptions for the cost savings which are anticipated to be realized from the Mergers are as follows:

    - All synergies discussed below are estimated for a 10-year period.

    - In calculating synergies by year, an inflation rate of 3.5% was assumed for the 10-year period.

    - All synergies outlined below represent approximate amounts.

    - No synergies were evaluated which relate to non-regulated businesses.

    - Labor cost estimates are based on an analysis of nine labor categories: executive, management, professional, clerk, plant operator, supervisors, craft labor, customer service supervisors and associates.

    - Position reductions (which, together with avoided hires, are shown on the above chart as reductions in Full-Time Equivalent employees ("FTEs")) are expected to occur over a 10-year period. The managements of KCPL and UCU believe, based on historical attrition patterns at KCPL and UCU, that such reductions should be attained entirely through attrition and avoided hires.

    - All existing cost savings initiatives are excluded from the synergies report.

    - In the discussion below, fixed charges represent the annual carrying costs of avoided capital projects. Carrying costs include depreciation, taxes other than income taxes, and interest.

    - Avoided capital costs are incurred on June 30, while FTE reductions are implemented on January 1.

    The discussion below provides a brief description of the synergy savings by category as detailed in the table above which is derived from the Ernst & Young report and is limited to the material synergy areas with smaller synergies aggregated in a category total. The major captions below correspond to the above chart.

GENERATE ENERGY

    FUEL PROCUREMENT -- Expected savings of $3.8 million result from reductions in fuel procurement, labor and reduced inventory balances.

    SYSTEM GENERATION -- Combined dispatch of system generation results in fuel and variable operation and maintenance costs ("O&M") savings which are anticipated to be $107.4 million. Construction of less expensive generation capacity enabled by the Mergers could result in reductions of plant capital and O&M charges. These reductions are expected to include $88.6 million of fixed charges and $72.5 million of O&M savings.

    GENERATION PROCESS -- Consolidation of the system operations should result in estimated labor savings of $30.5 million. Operation of one energy management system should reduce costs by an estimated $3.8 million. Avoiding maintenance contract costs by using KCPL crews at UCU's Sibley plant is anticipated to save $6.0 million. Other synergies were estimated that total $2.6 million.

DISTRIBUTE AND TRANSPORT ENERGY

    TRANSMISSION -- Delay or avoidance of the construction of redundant transmission lines and substations and the avoided purchase of parts and equipment resulting from the Mergers is anticipated to save $8.7 million in fixed charges. Consolidation of transmission staffing is anticipated to save $6.7 million.

    DISTRIBUTION -- Delay or elimination of redundant distribution system capital projects should reduce fixed charges by $3.1 million. Merging of distribution, engineering, planning, and design functions should save an estimated $3.4 million in staffing costs. Combining dispatching efforts should reduce labor costs by $5.9 million and fixed charges by an estimated $3.2 million, the latter related to the avoidance of certain systems. Other potential synergies were identified that total $1.1 million.

SERVE CUSTOMERS

    CUSTOMER SERVICE -- Anticipated savings of $3.1 million should result from consolidating customer call centers. Other potential synergies were identified that total $1.3 million.

PURCHASING/MATERIALS MANAGEMENT

    PURCHASING AND MATERIALS MANAGEMENT -- Based on a sample of vendors' materials and services, discounts are expected to be obtained through supplier consolidation and leveraging the larger scale of purchases. These savings are estimated at $34.5 million. Labor savings of $14.6 million are anticipated from consolidating procurement and warehouse functions. Other synergies were estimated that total $1.7 million.

    FLEET AND FACILITIES -- Consolidation of headquarters' buildings, call centers and other facilities should result in estimated savings of $21.9 million. Estimated fleet maintenance savings of $5.5 million should be achieved by consolidating functions into existing internal functions. Other synergies were estimated that total $2.4 million.

INFORMATION TECHNOLOGY ("IT")

    ENTERPRISE SUPPORT -- Avoidance of the purchase of duplicate systems for financial support and certain transmission and distribution functions should result in anticipated savings for fixed charges of $36.0 million and $10.4 million of labor based O&M costs.

    CUSTOMER INFORMATION SYSTEM ("CIS") -- Both companies had plans to replace their CIS systems. Developing one system for both companies should save an estimated $15.2 million of fixed charges. Other synergies were estimated that total $1.0 million.

    DATA CENTER CONSOLIDATION -- The consolidation of computer data centers and the elimination of duplicate functions should save an estimated $33.0 million in labor and other costs.

    OTHER IT ISSUES -- Consolidating the telecommunication and technology activities of the two companies should save an anticipated $13.3 million of labor and other costs.

EXECUTIVE AND ADMINISTRATIVE SUPPORT

    SUPPORT FUNCTION FINANCIAL LABOR -- Labor reductions anticipated from the elimination of duplication in accounting, planning and budgeting, cash management, investor relations and internal audit should result in savings of $35.4 million.

    SUPPORT FUNCTION NONFINANCIAL LABOR -- Labor reductions anticipated from the elimination of duplication in human resources, rates and regulations, environmental, governmental relations, communications, and legal should result in savings of $16.4 million.

    SUPPORT-RELATED FINANCIAL EXPENDITURES -- Estimated synergies of $11.1 million should be achieved by combining activities such as lockbox processing and disbursements, lines of credit, transfer agents and meetings with analysts and large stockholders. Risk management expense is estimated to decrease by $7.3 million because of the elimination of duplicate coverage and reduced premiums for the combined companies. Other synergies related to accounting and tax advisory services are anticipated to save $6.5 million.

    SUPPORT-RELATED NONFINANCIAL EXPENDITURES -- Anticipated savings resulting from the elimination of duplicate legal and communication efforts should be $11.6 million and $3.4 million, respectively. Other synergies were estimated that total $3.3 million.

                           SUMMARY OF SYNERGY SAVINGS

                                                                                             AFTER THE MERGERS
                                                                                -------------------------------------------
                                                                                 1ST YR.    2ND YR.     3RD YR.    4TH YR.
                                                                                ---------  ----------  ---------  ---------
                                                                                  (In millions, except per share amounts)
                                                                                -------------------------------------------
Synergies savings.............................................................      $19.2      $31.3       $42.3      $49.6
Income taxes..................................................................       (7.5)     (12.2)      (16.5)     (19.3)
                                                                                ---------  ----------  ---------  ---------
Net synergies.................................................................      $11.7      $19.1       $25.8      $30.3
                                                                                ---------  ----------  ---------  ---------
                                                                                ---------  ----------  ---------  ---------
Synergies per share...........................................................       $.10       $.16        $.22       $.25
                                                                                ---------  ----------  ---------  ---------
                                                                                ---------  ----------  ---------  ---------
Average common shares outstanding.............................................      116.0      118.0       120.0      122.0
                                                                                ---------  ----------  ---------  ---------
                                                                                ---------  ----------  ---------  ---------

- ------------------------------
(1) The combined effective tax rate used is 39%.

(2) Weighted average shares reflect an anticipated issuance of 5.3 million shares of UCU Common Stock in 1996 and periodic issuances of Maxim Common Stock under various stock plans.

ADDITIONAL OPERATIONAL BENEFITS

    Subsequent to the announcement of the Original Merger, UCU and KCPL identified additional savings related to the Mergers utilizing the methodologies used by Ernst & Young's report. The additional savings are shown in the table below.

                   SUMMARY OF ADDITIONAL OPERATIONAL BENEFITS

                                                                                             AFTER THE MERGERS
                                                                                -------------------------------------------
                                                                                 1ST YR.    2ND YR.     3RD YR.    4TH YR.
                                                                                ---------  ----------  ---------  ---------
                                                                                  (In millions, except per share amounts)
                                                                                -------------------------------------------
Benefits before taxes.........................................................      $15.7      $15.4       $13.6      $11.8
Income taxes..................................................................       (6.1)      (6.0)       (5.3)      (4.6)
                                                                                ---------  ----------  ---------  ---------
Total.........................................................................       $9.6       $9.4        $8.3       $7.2
                                                                                ---------  ----------  ---------  ---------
                                                                                ---------  ----------  ---------  ---------
Benefits per share............................................................       $.08       $.08        $.07       $.06
                                                                                ---------  ----------  ---------  ---------
                                                                                ---------  ----------  ---------  ---------
Average common shares outstanding.............................................      116.0      118.0       120.0      122.0
                                                                                ---------  ----------  ---------  ---------
                                                                                ---------  ----------  ---------  ---------

- ------------------------------
(1) The combined effective tax rate used is 39%.

(2) Weighted average shares reflect an anticipated issuance of 5.3 million shares of UCU Common Stock in 1996 and periodic issuances of Maxim Common Stock under various stock plans.

    The combination of the Missouri and Kansas operations of KCPL and UCU is expected to produce benefits of approximately $8.5 million, declining to $4.6 million by the fourth year, in dispatch related pre-tax savings due to the substitution of low variable cost KCPL generated power for UCU supplies currently generated by UCU or purchased by UCU. In addition, benefits of approximately $1.3 million per year in production pre-tax savings at UCU's Sibley power station were identified from the introduction of KCPL low cost coal purchases as part of the fuel mix.

    A review of procurement savings related to the Mergers yields an expected pre-tax savings increment of $2.1 million per year in non-generating small item stock purchases and related carrying costs and in contractual services. This review also found approximately $1.3 million per year in pre-tax savings from combined purchases of technical information and an additional $2.5 million per year in pre-tax savings from the internalization of certain legal and regulatory services.

ENHANCEMENT OF FINANCIAL PERFORMANCE

    The Palmer Bellevue practice of Coopers & Lybrand Consulting assisted the managements of KCPL and UCU in their development of additional information relating to Maxim's ability to enhance its financial performance subsequent to the Mergers by facilitating discussions between KCPL and UCU and by reviewing the methodologies utilized in the development of the additional information.

    KCPL and UCU believe that their combination offers a substantial alignment of complementary capabilities for growth in a competitive energy and service market. There are valuable benefits identified below that arise from the combination of KCPL and UCU that stem from the rapidly developing international energy markets, the expansion of gas and electric marketing in an open access environment and the offering of new products and services to a combined customer base.

    UCU believes that it brings entrepreneurial experience as illustrated by carrying out a ten-fold expansion of revenues over the past ten years through foreign and domestic utility acquisitions, independent power investment and energy marketing ventures. KCPL believes that it is recognized for its financial strength and management practices which have resulted in low cost generation and superior performance. The combination of these capabilities should position Maxim for sustained expansion in a competitive energy market. The table below shows the expected benefits of the enhancements broken into three categories with a discussion of each category following the table.

                  SUMMARY OF FINANCIAL PERFORMANCE ENHANCEMENT

                                                                                      AFTER THE MERGERS
                                                                          ------------------------------------------
                                                                           1ST YR.    2ND YR.    3RD YR.    4TH YR.
                                                                          ---------  ---------  ---------  ---------
                                                                           (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
International...........................................................      $22.0      $16.4      $30.2      $29.5
Energy marketing........................................................        7.2       10.9        7.7        9.7
New products............................................................        9.3       20.8       31.5       48.8
                                                                          ---------  ---------  ---------  ---------
Benefits before taxes...................................................       38.5       48.1       69.4       88.0
Income taxes............................................................      (15.0)     (18.8)     (27.1)     (34.3)
                                                                          ---------  ---------  ---------  ---------
  Total.................................................................      $23.5      $29.3      $42.3      $53.7
                                                                          ---------  ---------  ---------  ---------
Benefits per share......................................................      $0.20      $0.25      $0.35      $0.44
                                                                          ---------  ---------  ---------  ---------
Average common shares outstanding.......................................      116.0      118.0      120.0      122.0
                                                                          ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------

- ------------------------------
(1)  The combined effective tax rate used is 39%.

(2) Weighted average shares reflects an anticipated issuance of 5.3 million shares of UCU Common Stock in 1996 and periodic issuances of Maxim Common Stock under various stock plans.

INTERNATIONAL

    Rapidly developing overseas opportunities in utility acquisitions and privatizations as well as in power plant development will be a strategic focal point for Maxim. Maxim will be well positioned to compete for these projects because of the financial foundation and operating capabilities resulting from the Mergers. It is anticipated that Maxim will be able to combine UCU's investment and operating experience in existing English-speaking utility markets with KCPL's involvement in the small power production market in China and KCPL's in-depth technical and operational expertise and financial strength.

    UCU has begun to refocus its gas marketing business in the United Kingdom to reduce gas supply costs in anticipation of a fully open retail market in 1997. The financial strength of KCPL should allow the United Kingdom gas marketing and trading operation to take expanded positions and grow in the de-regulating United Kingdom gas market.

    UCU currently has investments in electric distribution businesses in Australia and New Zealand. KCPL and UCU intend to apply their operational and technical skills and ability to access markets to these businesses. This is expected to result in greater efficiencies and market share.

    Anticipated improvements in operational efficiencies from these investments are expected to produce incremental pre-tax income which ranges between approximately $16.4 million and $30.2 million over the four-year period after the Mergers.

ENERGY MARKETING

    The combination of KCPL's low variable cost regional wholesale position and financial strength coupled with UCU's pioneer status in gas and electric marketing is expected to provide growth opportunities in the power market. This plan is consistent with the new conditions represented by the April 24, 1996 issuance by the FERC of the electric open access Orders 888 and 889 and with the potential for gas marketing within the KCPL electric service territory.

    AGP, a subsidiary of Aquila and an indirect subsidiary of UCU, recently reported to stockholders that in 1995 it set company records for natural gas throughput, volumes of extracted natural gas liquids, total operating wells connected and operated miles of pipeline. AGP built two new strategic pipelines in 1995 to facilitate the company's processing plants on the Southeast Texas Pipeline System. This investment effectively doubles the capacity of AGP's system.

    The increased focus on gas and electric trading opportunities is expected to produce pre-tax income which ranges between approximately $3.3 million and $6.6 million over the four-year period.

In addition, an investment in increased throughput capacity for AGP's Texas intra-state pipeline system is anticipated to produce pre-tax earnings which range between $3.9 million and $4.7 million over the four-year period.

NEW PRODUCTS

    Both KCPL and UCU are focusing on expanding the relationship with the customer by offering value added services beyond the traditional delivery of electric and gas service. UCU's EnergyOne, the first nationally branded line of products and services for the electric and gas utility industry, seeks to provide a portfolio of value-added services and customer energy solutions. The EnergyOne concept and UCU's partnership with Novell, Inc., a national provider of network software, can be complemented by KCPL's experience in the widespread deployment of the CellNet wireless communication and customer premise communication technologies.

    UCU, in cooperation with KCPL, is currently developing an EnergyOne partnership program that leverages the complementary strengths of each company and the national brand recognition of EnergyOne. The financial strength and urban presence of KCPL coupled with the marketing acumen and rural market coverage by UCU provides an excellent foundation for achieving Maxim's goal of becoming an energy leader worldwide. The partnership will expand to include other energy companies as well as supply partners.

    The combination of these companies is expected to create enhanced opportunities and capabilities to provide customers with energy information and communications services, to better manage operational expenses, and to generate additional revenues from new products and services. These new products and services include electronic home security, appliance warranty service and leasing of utility fiber optic capacity for telecommunications.

    Pre-tax income from new products and services is expected to total approximately $7.0 million to $19.2 million over the four-year period while the EnergyOne partnership program is expected to contribute approximately $2.3 million in pre-tax earnings in the first year, growing to $29.6 million by year four.

CORPORATE GROWTH

    HISTORICAL -- Both UCU and KCPL have independently pursued strategies committed to continuing growth in earnings and stockholder value in both regulated and non-regulated business segments.

    UCU began its aggressive growth in 1983 with the formation of UtiliCorp United Inc. from its predecessor company Missouri Public Service Corporation. Since 1983 UCU has:

    - Acquired and merged with ten domestic electric and gas utilities, investing a total of $858 million;

    - Purchased interests in four international electric utilities, investing a total of $426 million;

    - Established UtilCo Group and invested $206 million in 17 independent power projects;

    - Established Aquila and invested $303 million in natural gas gathering and transportation assets.

    Over the period from 1985 to 1995, UCU has increased its Assets and Earnings Before Interest, Taxes, Depreciation and Amortization by 431% and 425% respectively while also delivering to its stockholders a total return (stock appreciation plus dividends) in excess of both the average for the S&P 500 and the utility industry peer group average.*

    UCU has also been an industry innovator in marketing and commodity trading. In 1995, UCU introduced the first national brand in the electric and gas utility industry. UCU's brand, EnergyOne,

- ------------------------

* Source for the S&P 500 and utility industry peer group averages: WALL STREET JOURNAL Shareholder Scoreboard, February 29, 1996.


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has been nationally recognized and has quickly achieved a high level of consumer awareness. UCU has built one of the industry's first national sales forces. Because of the success of the EnergyOne brand strategy, UCU now provides energy solutions to over 125 of the Fortune 500 companies in the United States.

    UCU has also been an industry innovator in the application of technology to the energy industry and to the solution of customer problems. UCU believes that its alliance with Novell, Inc. holds the promise of a new generation of information, comfort and security customer solutions. The two companies are actively working towards product introductions in 1997.

    KCPL has also delivered above market and peer-group average total returns to its shareholders* as a result of its focus on economic value added in its core business and carefully planned growth through investment in non-regulated segments.

    Over the past ten years, KCPL has significantly reduced its financial risk and increased its financial strength as indicated by its current A1 bond rating by Moody's Investors Service, its A+ bond rating by Duff & Phelps Credit Rating Company and its A bond rating by Standard & Poor's Corporation. Strong cash flow and interest rate management have allowed KCPL to reduce debt and reduce interest rates on existing debt which has resulted in one of the lowest average costs of debt in the electric utility industry.

    KCPL has focused its growth activities principally in non-regulated segments of the energy industry. In 1992, KCPL formed KLT, a non-regulated subsidiary. KLT invests in independent power projects, oil and gas reserves, utility-related technologies and services, and tax-advantaged investment opportunities. KLT has invested approximately $150 million since its inception in 1992.

MAXIM GROWTH STRATEGY

    The managements of both KCPL and UCU are committed to a strategy of continuing growth through investment in both the regulated and non-regulated segments of the energy business. Overall the goals of the growth strategy are to provide stockholders:

    - total returns above both peer group and broad market averages consistently and over an extended period of time;

    - an investment which carries below market-average risk (beta); and

    - an investment in a company which has a diversified base of energy-related businesses, without undue concentration in (i) fuel source, (ii) customer mix, or (iii) regulatory jurisdiction.

    In order to achieve these objectives the managements of KCPL and UCU intend for Maxim to continue to emphasize aggressive yet carefully planned growth through investment, acquisition and merger.

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